SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*



                              D'ANGELO BRANDS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   236151-10-6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Norman Alpert, Esq.
                          Sonnenschein Nath & Rosenthal
                           1221 Avenue of the Americas
                          New York, New York 10020-1089
                                 (212) 768-6700
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               September 23, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------------------                           --------------------
CUSIP NO. 236151-10-6                                       Page 2 of 12
---------------------------------                           --------------------

------- ------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        Wasanda Enterprises Inc. (Ontario, Canada corporation
        with no United States I.R.S. identification no.)
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)
                                                                            --
                                                                        (b)
                                                                            --
------- ------------------------------------------------------------------------
3       SEC USE ONLY
------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        OO
------- ------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                            --
------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Ontario, Canada
------- ------------------------------------------------------------------------
  NUMBER OF         7        SOLE VOTING POWER  - 0 -
   SHARES        --------    ---------------------------------------------------
 BENEFICIALLY       8        SHARED VOTING POWER  15,000,000(1)
  OWNED BY       --------    ---------------------------------------------------
   EACH             9        SOLE DISPOSITIVE POWER  - 0 -
 REPORTING       --------    ---------------------------------------------------
  PERSON            10       SHARED DISPOSITIVE POWER  15,000,000(1)
   WITH
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        15,000,000(1)
------- ------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            --
------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        49.2%
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        CO
------- ------------------------------------------------------------------------

(1) Consists of Warrants for 15,000,000 shares

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------------------                           --------------------
CUSIP NO. 236151-10-6                                       Page 3 of 12
---------------------------------                           --------------------

------- ------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        Sherfam Inc. (Ontario, Canada corporation with no
        United States I.R.S. identification no.)
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)
                                                                            --
                                                                        (b)
                                                                            --
------- ------------------------------------------------------------------------
3       SEC USE ONLY
------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        OO
------- ------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                            --
------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Ontario, Canada
------- ------------------------------------------------------------------------
  NUMBER OF         7        SOLE VOTING POWER  - 0 -
   SHARES        --------    ---------------------------------------------------
 BENEFICIALLY       8        SHARED VOTING POWER  15,000,000(1)
  OWNED BY       --------    ---------------------------------------------------
   EACH             9        SOLE DISPOSITIVE POWER  - 0 -
 REPORTING       --------    ---------------------------------------------------
  PERSON            10       SHARED DISPOSITIVE POWER  15,000,000(1)
   WITH
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        15,000,000(1)
------- ------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            --
------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        49.2%
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        CO
------- ------------------------------------------------------------------------

(1) Consists of Warrants for 15,000,000 shares

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------------------                           --------------------
CUSIP NO. 236151-10-6                                       Page 4 of 12
---------------------------------                           --------------------

------- ------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        Shermco Inc. (Ontario, Canada corporation with no
        United States I.R.S. identification no.)
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)
                                                                            --
                                                                        (b)
                                                                            --
------- ------------------------------------------------------------------------
3       SEC USE ONLY
------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        OO
------- ------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                            --
------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Ontario, Canada
------- ------------------------------------------------------------------------
  NUMBER OF         7        SOLE VOTING POWER  - 0 -
   SHARES        --------    ---------------------------------------------------
 BENEFICIALLY       8        SHARED VOTING POWER  15,000,000(1)
  OWNED BY       --------    ---------------------------------------------------
   EACH             9        SOLE DISPOSITIVE POWER  - 0 -
 REPORTING       --------    ---------------------------------------------------
  PERSON            10       SHARED DISPOSITIVE POWER  15,000,000(1)
   WITH
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        15,000,000(1)
------- ------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            --
------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        49.2%
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        CO
------- ------------------------------------------------------------------------

(1) Consists of Warrants for 15,000,000 shares

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------------------                           --------------------
CUSIP NO. 236151-10-6                                       Page 5 of 12
---------------------------------                           --------------------

------- ------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        The Bernard Sherman 2000 Trust (Ontario, Canada trust
        with no United States I.R.S. identification no.)
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)
                                                                            --
                                                                        (b)
                                                                            --
------- ------------------------------------------------------------------------
3       SEC USE ONLY
------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        OO
------- ------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                            --
------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Ontario, Canada
------- ------------------------------------------------------------------------
  NUMBER OF         7        SOLE VOTING POWER  - 0 -
   SHARES        --------    ---------------------------------------------------
 BENEFICIALLY       8        SHARED VOTING POWER  15,000,000(1)
  OWNED BY       --------    ---------------------------------------------------
   EACH             9        SOLE DISPOSITIVE POWER  - 0 -
 REPORTING       --------    ---------------------------------------------------
  PERSON            10       SHARED DISPOSITIVE POWER  15,000,000(1)
   WITH
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        15,000,000(1)
------- ------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            --
------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        49.2%
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        CO
------- ------------------------------------------------------------------------

(1) Consists of Warrants for 15,000,000 shares

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------------------                           --------------------
CUSIP NO. 236151-10-6                                       Page 6 of 12
---------------------------------                           --------------------

------- ------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        Bernard C. Sherman
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)
                                                                            --
                                                                        (b)
                                                                            --
------- ------------------------------------------------------------------------
3       SEC USE ONLY
------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        OO
------- ------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                            --
------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Ontario, Canada
------- ------------------------------------------------------------------------
  NUMBER OF         7        SOLE VOTING POWER  - 0 -
   SHARES        --------    ---------------------------------------------------
 BENEFICIALLY       8        SHARED VOTING POWER  15,000,000(1)
  OWNED BY       --------    ---------------------------------------------------
   EACH             9        SOLE DISPOSITIVE POWER  - 0 -
 REPORTING       --------    ---------------------------------------------------
  PERSON            10       SHARED DISPOSITIVE POWER  15,000,000(1)
   WITH
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        15,000,000(1)
------- ------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            --
------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        49.2%
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        IN
------- ------------------------------------------------------------------------

(1) Consists of Warrants for 15,000,000 shares

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

ITEM 1. SECURITY AND ISSUER.

     This Statement on Schedule 13D relates to the Common Stock, par value $.001 per share (the "Shares"), of D'Angelo Brands, Inc., a Nevada corporation (the "Issuer"). The address of the Issuer's principal executive offices is 14 Brewster Road, Brampton, Ontario, Canada L6T5B7.

ITEM 2. IDENTITY AND BACKGROUND

     This Statement on Schedule 13D is filed jointly pursuant to Rule 13d-1(k)(1) on behalf of Wasanda Enterprises Inc., incorporated in the Province of Ontario, Canada ("Wasanda"), Sherfam Inc., incorporated in the Province of Ontario, Canada ("Sherfam"), Shermco Inc., incorporated in the Province of
Ontario, Canada ("Shermco"), the Bernard Sherman 2000 Trust, a trust created under the laws of the Province of Ontario, Canada (the "Trust"), and Mr. Bernard
C. Sherman ("Sherman"). Wasanda is wholly-owned by Sherfam, and Sherfam is wholly-owned by Shermco. Wasanda, Sherfam and Shermco are investment holding companies. The Trust is an irrevocable trust whose beneficiaries are members of the family (including extended family) of Sherman and charitable institutions. Sherman's principal occupation is Chairman of Apotex Inc., a privately held manufacturer and distributor of generic drugs incorporated in the Province of Ontario, Canada ("Apotex"). The address of the principal office of Wasanda, Sherfam, Shermco, the Trust and Sherman (collectively, the "Reporting Persons") is 150 Signet Drive, Weston, Ontario, Canada, M9L1T9.

     During the past five years none of the Reporting Persons, and, to the knowledge of the Reporting Persons, none of the executive officers or directors of Wasanda, Sherfam or Shermco, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Sherman is a citizen of Canada. To the knowledge of the Reporting Persons, all the executive officers and directors of Wasanda, Sherfam and Shermco are citizens of Canada.

     The sole director and officer of Wasanda is Arnold Somers, an attorney whose principal address is 130 Adelaide Street West, Suite 2500, Toronto, Ontario, Canada M5H2M2. The following are the executive officers of Sherfam and Shermco and their principal businesses. They hold the same positions in, and are each directors of, both corporations. The address for each of them is 150 Signet Drive, Weston, Ontario, Canada M9L1T9.

NAME                          POSITION                       PRINCIPAL BUSINESS

Bernard C. Sherman            Chairman                       Chairman of Apotex
Michael Florence              President                      Executive of Apotex
Jack Kay                      Vice-President                 President of Apotex
Craig Baxter                  Treasurer                      Executive of Apotex


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Wasanda acquired from the Issuer a Warrant, dated as of September 23, 2002, exercisable for 15,000,000 Shares (the "Warrants") at a price of $.30 per share (subject to adjustment) as a portion of the consideration for the purchase by a subsidiary of the Issuer of Wasanda's secured creditor's right, title and interest in a fruit juice beverage plant in Ontario (the "Purchased Facility") which was in receivership (the "Purchase Transaction").

ITEM 4.  PURPOSE OF THE TRANSACTION.

     Wasanda currently holds the Warrants as an investment. Wasanda may, subject to applicable securities laws, market conditions and assessment of the business prospects of the Issuer, exercise the Warrants (the exercise price of which is currently in excess of the recent trading price of the Shares), and any of the Reporting Persons may, subject to the above-mentioned considerations, acquire additional Shares of the Issuer from time to time through open market purchases or otherwise, as it determines in its sole discretion, and may (subject to applicable securities laws) at any time decide to dispose of any or all of the Shares, if any, which might be acquired upon exercise of the Warrants or otherwise.

     As consideration for the Purchased Facility, Wasanda received (in addition to the Warrants) a $5,000,000 (Canadian) Debenture due May 19, 2004 (the "Debenture") secured by the Purchased Facility and guaranteed by the Issuer and a subsidiary thereof.

     Other than as discussed above, the Reporting Persons currently have no plans to effect any of the transactions, changes or events specified in clauses
(a) through (j) of Item 4 of the form of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) The only Shares "beneficially owned" by any of the Reporting Persons are the 15,000,000 Shares which Wasanda has the right to acquire upon exercise of the (immediately exercisable) Warrants, representing approximately 49.2% of the outstanding Shares (after giving effect to the exercise of all of the Warrants), based upon a total of 28,764,093 Shares outstanding, as reported in the Issuer's Form 10-KSB filed on August 13, 2002. This percentage does not give effect to 35,950,000 Exchangeable Class B Shares, a substantial portion of which are held by members of the D'Angelo family. If effect were given to exchange of the Exchangeable Class B Shares for Shares, the Reporting Persons' ownership percentage would be 29.2%. To the knowledge of the Reporting Persons, except for the Shares deemed beneficially owned by Sherman by virtue of the Warrants as reported herein, none of the directors or executive officers of Wasanda, Sherfam or Shermco beneficially owns any Shares.

     (b) Because Wasanda is wholly-owned by Sherfam, which is wholly-owned by Shermco, which is controlled by the Trust of which Sherman is the sole Trustee, all of the Reporting Persons may be deemed to share the power to vote and to dispose of the 15,000,000 Shares issuable upon exercise of the Warrants.

     (c) None

     (d) None

     (e) Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     In the Purchase Transaction, Wasanda received from the Issuer and/or its subsidiaries the Warrants, the Debenture and a Guarantee and Postponement of Claim. Copies of these items are attached hereto as Exhibits and the attached Warrant is incorporated herein by reference. Reference is made to Item 4 above for a brief description of the Debenture and the above-mentioned Guarantee. The Warrants for 15,000,000 Shares at are immediately exercisable at a price of $.30 per Share (subject to adjustment), expire on September 23, 2007 and include certain registration rights.

     Reference is made to Item 2 for a description of the relationship of the Reporting Persons to each other.

     Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of such Reporting Persons and any other person with respect to any securities of the Issuer (including, but not limited to, any contract, arrangement, understanding or relationship involving the transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies).

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

          99.1 Joint Filing Agreement, dated as of September 27, 2002, among the Reporting Persons

          99.2 Warrant, dated as September 23, 2002, from the Issuer to Wasanda.

          99.3 Form of Offer, dated as of September 23, 2002, relating to the Purchased Facility.

          99.4 Debenture, dated as of September 23, 2002, from 1540633 Ontario Inc. (a subsidiary of the Issuer) to Wasanda.

          99.5 Guarantee and Postponement of Claim, dated as of September 23, 2002, from the Issuer and D'Angelo Brands Ltd. To Wasanda.

                                   SIGNATURES

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 27, 2002

                                      WASANDA ENTERPRISES INC.


                                      By: /s/ Arnold Somers
                                          --------------------------------------
                                          Arnold Somers, Authorized Officer


                                      SHERFAM INC.


                                      By: /s/ Arnold Somers
                                          --------------------------------------
                                          Bernard C. Sherman, Chairman


                                      SHERMCO INC.


                                      By: /s/ Bernard C. Sherman
                                          --------------------------------------
                                          Bernard C. Sherman, Chairman

                                      THE BERNARD SHERMAN 2000 TRUST


                                      By: /s/ Bernard C. Sherman
                                         ---------------------------------------
                                          Bernard C. Sherman, Trustee


                                          /s/ Bernard C. Sherman
                                         ---------------------------------------
                                          Bernard C. Sherman

                                  Exhibit Index

     99.1 Joint Filing Agreement, dated as of September 27, 2002, among the Reporting Persons

     99.2 Warrant, dated as September 23, 2002, from the Issuer to Wasanda.

     99.3 Form of Offer, dated as of September 23, 2002, relating to the Purchased Facility.

     99.4 Debenture, dated as of September 23, 2002, from 1540633 Ontario Inc. (a subsidiary of the Issuer) to Wasanda.

     99.5 Guarantee and Postponement of Claim, dated as of September 23, 2002, from the Issuer and D'Angelo Brands Ltd. To Wasanda.